Filed by Graphic Packaging Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Graphic Packaging Corporation
(Commission File No. 001-13182)
The following is a transcript of a conference call related to Graphic Packaging Corporation’s Second Quarter
Earnings Release that took place on August 7, 2007.
August 7, 2007
10:00 am EDT
Operator: Good morning, ladies and gentlemen. My name is Tina, and I will be your conference operator today. At this time, I would like to welcome everyone to the Graphic Packaging Corporation second quarter earnings release conference call. (OPERATOR INSTRUCTIONS) Thank you. I would now like to introduce Mr. Scott Wenhold, Vice President and Treasurer. Please go ahead, sir.
Scott Wenhold: Thank you, Tina, and good morning, everyone. Thank you for joining us today at Graphic Packaging Corporation’s second quarter earnings call. With me this morning are David Scheible, the Company’s President and CEO, and Dan Blount, our Senior Vice President and CFO.
Before we get started this morning, I want to remind everyone that statements of our expectations, including but not limited to statements regarding the timing of the proposed combination with Altivity Packaging, interest expense savings, achievement of synergies, combined leverage, debt reduction, and capital spending constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial, and competitive information, and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations.
These risks and uncertainties include but are not limited to the risks that stockholders’ or regulatory approvals to complete the combination with Altivity Packaging cannot be obtained, or that the transaction cannot be completed for other reasons, inflation of and volatility in raw material and energy costs, the Company’s substantial amount of debt, continuing pressure for lower-cost products, the Company’s ability to implement its business strategies, including productivity initiatives and cost reduction plans, currency translation movements, and other risks of conducting business internationally, and the impact of regulatory and litigation matters, including those that impact the Company’s ability to protect and use its intellectual property.
Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made, and the Company undertakes no obligation to update such statements. Additional information regarding these and other risks is contained in the Company’s periodic filings with the SEC.
Now with that, I’ll turn it over to you, David.
David Scheible: Thanks, Scott. Good morning, everyone. Yesterday, the Company announced second quarter 2007 results, reporting that its adjusted net loss, which is net loss less a $0.05 per share non-cash charge for loss on early extinguishment of debt, improved almost 50% over the prior year’s quarter’s net loss. A tabular reconciliation of net loss to EBITDA, as well as net loss to adjusted net loss, was issued as an attachment to yesterday’s press release.
In a moment, our CFO, Dan Blount, will walk you through the specific items that bridge current period financial results to the prior period. But to summarize since our last call, first, income from operations improved by more than 50%, primarily due to ongoing success of our continuous improvement programs and higher pricing on cartons and roll stock.
Second, we financed — refinanced our previous $1.6 billion credit facility to take advantage of lower interest rates and reduced interest expense by more than $7 million annually, based on current debt levels.
And finally, we signed a definitive agreement to combine our business with Altivity Packaging.
Strong top line growth contributed significantly to our overall improved financial results. During the quarter, revenue improved over prior year’s quarter by almost $22 million. Increased pricing, primarily on cartons, of approximately $9 million, and favorable volume and mix of approximately $9 million, were the key components to the quarter over quarter improvement.
In the North American markets, we were positively impacted by both higher pricing and improved volume mix. Due to our successful renegotiation of the majority of our beverage contracts, we are beginning to recognize higher contractual pricing on our cartons.
In the second quarter, we also passed through increased pricing for food and consumer product cartons via escalator mechanisms tied to both board and resin increases.
We experienced strong top line growth due to increased shipments to our largest food and consumer product customers. Particularly, demand for frozen pizza and cereal grew by more than 10% over same period 2006.
Total beverage cartons were up slightly, due to higher domestic beer carton demand. In the industry, second quarter beer shipments to distributors were up approximately 2%, while soft drink take home volumes were down about 1.6%.
Our European sales continued to show progress. Again, this quarter, we saw volume expansion and mix improvement, in addition to favorable exchange rates. Our Swedish mill’s white lined chip pricing was up approximately $40 per ton over last year’s second quarter. And our restructuring efforts initiated last year in Europe are showing positive signs.
When comparing the prior year quarter, our beverage carton sales grew by more than $18 million in Europe.
We also remain committed to growing the top line through the commercialization of new and innovative packaging solutions. Specifically in the beverage sector, we continue to focus on expanding our non-carbonated portfolios and growing our Fridge Vendor® franchise globally. During the quarter, Coca-Cola Corporation elected to use our fully enclosed four-pack carton to distribute its Full Throttle Blue Demon energy drink, and Heineken chose the Fridge Vendor® as its package of choice in launching Heineken Premium Light in the new premium light beer segment.
In addition to growing our Fridge Vendor® franchise globally, we continue to focus on our patented Z-Flute® technology and the rapidly expanding microwave convenience segment. During the second quarter, we launched the first high-gloss UV-coated Z-Flute® carton for Kellogg’s Pop-Tarts.

In microwave, ConAgra chose our microwave susceptor technology to launch its new Healthy Choice Panini Sandwich product line. Wal-Mart launched Great Value Lasagna, the 40-ounce package, using microwave technology which will reduce cook time for a traditional family-sized meal by 50%.
Our ongoing cost-cutting initiatives continue to be successful, as we eliminated approximately $13 million of operating costs in the quarter through the utilization of our Six Sigma Process Management and Reliability Centered Maintenance Programs.
One success I would like to highlight was in our Richmond, Virginia facility. During the quarter, we applied our Six Sigma principles to improve our printing and cutting processes. Specifically, we focused on operator training to standardize setup methodologies, which led to reduced down time and decreased waste. The standardization of the setup procedures is expected to deliver annual savings of approximately $1 million.
This is just one example of how we utilize our Continuous Improvement programs to reduce costs and improve performance capabilities across our carton and mill manufacturing assets.
In addition to our ongoing cost-cutting initiatives, we have focused on improving our manufacturing performance by upgrading our assets to achieve higher utilization rates. In particular, our West Monroe, Louisiana mill’s second quarter production results were significantly improved over the prior year quarter. Net tons produced exceeded the prior year quarter by approximately 5,000 tons. And on June 2nd, West Monroe set a daily record for bark burning tons, which allowed the mill to lower its natural gas usage per ton to a new standard.
Now, before I turn the call over to Dan, I would like to take a moment to highlight a couple of items from our July 10th press release, which outlined the combination of our business with Altivity Packaging. First, I’m happy to say we are on schedule with all the necessary filings, and we anticipate the transaction closing in the fourth quarter of 2007.
The combined company’s leverage ratio will be comparable to our current leverage ratio. We’ve identified potential gross synergies of over $90 million, which we expect to fully realize by 2011. And, we have obtained committed financing from three banks to support the transaction.
In summary, we’re very excited about the transaction, and are highly confident in our ability to finance the transaction, successfully integrate the two organizations, and achieve the $90 million of synergies.
With that, I’ll turn it over to Dan for a review of the financials.
Dan Blount: Thanks, David. Good morning, everyone. Second quarter Income from Operations improved by $12.7 million, or 51%, to $37.4 million, from $24.7 million in the second quarter of 2006.
Strong gross margin improvement led the operating results increase. Overall, gross margin improved 1.4 percentage points to 13.8%
EBITDA improved by $14 million to $87.7 million. As you just heard from David, continued cost reduction and revenue growth were the key drivers of our improved financial performance.
To review details, I’ll start with revenues, then I’ll bridge to EBIDTA. Second quarter 2007 net sales were $647.3 million, up 3.5% as compared to net sales of $625.5 million in the second quarter of 2006. Sales growth was primarily due to price increases and volume gains.

By segment, I’ll compare sales to the prior year quarter. The paperboard packaging segment generated net sales of $623.3 million, which is $21.8 million, or 3.6% higher than the prior year quarter. Paperboard packaging net sales was positively impacted by approximately $9 million of incremental pricing across all product lines. The price improvement reflects negotiated inflationary cost pass-through and other contractual increases, as well as price increases on open market roll stock.
Approximately $10 million resulted from volume gains, primarily in North American consumer product markets and European beverage markets. And the remaining sales increase is accounted for by favorable foreign exchange rates in Europe.
In the containerboard segment, net sales of $24 million were flat when compared to the second quarter of 2006. Increased pricing of approximately $40 per ton was offset by fewer tons sold. Containerboard capacity was shifted to produce higher margin coated board for the paperboard packaging segment.
2007 second quarter EBITDA was $87.7 million. This represents a 19% improvement over the prior year. EBITDA margin improved 180 basis points to 13.6%. The major drivers of the EBITDA improvement were operating cost reductions of approximately $13 million, resulting from the continued success of our cost reduction initiatives, improved pricing of approximately $9 million, and margin improvement from increased volume and improved sales mix of approximately $4 million.
Offsetting these improvements were inflation of approximately $7 million and approximately $4 million primarily from increased costs to continue the upgrade of the West Monroe, Louisiana mill’s infrastructure.
Inflation was primarily driven by fiber and petrochemicals, partially offset by favorable energy. The most significant increase was fiber, both secondary and virgin, which negatively impacted results by approximately $10 million. Higher prices for petrochemical products negatively impacted results by approximately $1 million.
Energy costs were lower than the prior year quarter by approximately $5 million. While we’ve reduced natural gas usage through various initiatives, the majority of the improvement resulted from lower natural gas pricing. For the remainder of 2007, approximately 80% of our estimated usage is hedged at a blended rate of $8.15 per mmbtus. This compares to $10.25 per mmbtus in the prior year period.
Over the last year and a half, we have made numerous investments to upgrade our West Monroe mill’s infrastructure. As David stated, the mill’s performance has exceeded historical operating levels. With production levels restored, West Monroe will further leverage these investments by increasing the focus on cost reductions.
Now I will highlight other key items on the income statement. Net interest expense was relatively flat when compared to the second quarter of 2006, due to lower debt balances offsetting higher interest rates.
On May 16, 2007, we refinanced our $1.6 billion Senior Secured Credit Facility to achieve interest savings in excess of $7 million annually, based on current debt levels. In connection with the financing, or the refinancing, we recorded a charge of $9.5 million, which represents a portion of the unamortized deferred financing costs associated with the previous credit facility.
In addition, in connection with the new credit facility, we’ve recorded $7 million of deferred financing costs.
Depreciation and amortization expense in the quarter was higher than the prior year quarter by $1.3 million, as we accelerated depreciation on assets to be taken out of service in the near term.

Now turning to cash flow, year-to-date operating cash flow decreased by approximately $10 million when compared to the prior year. The decrease was primarily due to an acceleration of cash interest payments in 2007, due to the debt refinancing.
The key components of the change in operating cash flow versus 2006 are as follows. First, a year-to-date EBITDA increase of $20 million to an approximate $19 million reduction in interest payable. In connection with the refinancing, we paid all accrued interest on our former debt. Normally, the interest would have been paid in the second quarter — would not have been paid until after the second quarter. With the new debt structure in place, the effect of the acceleration of interest payments will reverse later this year.
Increased contributions to the U.S. pension plans of approximately $3 million. Total contributions to the U.S. pension plans in 2007 are expected to total approximately $25 million.
Capital expenditures for the second quarter of 2007 at $22.8 million were $2 million greater than the second quarter of 2006. Year-to-date capital spending is $42.6 million, and we expect to spend between $100 million and $110 million for the entire year.
The remainder of the cash change is due to normal variation in the timing and receipts of disbursements.
Total debt decreased by $9.3 million during the second quarter, and stood at $1,968 million at quarter end. For the full year 2007, we expect debt reduction to be in the range of $60 million to $70 million.
And with that, operator, we’ll open the line for the question and answer session.
Q&A
Operator: Thank you. (OPERATOR INSTRUCTIONS) Your first question will come from the line of Bill Hoffman at UBS.
Bill Hoffman: Yes. Good morning.
David Scheible: Good morning.
Bill Hoffman: Dave, I wonder if you could just talk a little bit about the — without anything forward-looking, at the Altivity transaction. Just if you guys have looked through the overlap in the businesses, and maybe just give us some color on sort of how all that fits together.
David Scheible: Well, the overlap I think you’re referring to, Bill, is probably customer overlap. And of course, we — that is one of the areas we’re pretty limited in being able to exchange information. So I don’t have a lot new on the overlap. I think at the last call in July, we said it was about 20% overlap of our carton sales, and that’s still probably right.
Now I have certainly met with customers on — the major customers personally, since July 10th, and had good, solid follow-up from them. All of them understand that the way (unintelligible), so we haven’t heard anything from our side on that. And I’m sure that George and his team have met with those customers as well, independently. But as far as trying to manage through that overlap, we really — we can’t do that until close.
Bill Hoffman: Thank you. That was it.

Operator: Your next question will come from the line of Bruce Klein at Credit Suisse.
Bruce Klein: Hi. Good morning.
David Scheible: Good morning.
Bruce Klein: Could you just touch on — like in the volumes, I missed that. You talked about I think the beer volume being up and the CSD down. Could you just — did you have any more — (can you distribute) that?
David Scheible: Sure. Let’s see if I can help. Let’s see. Our volume growth, top line growth across our business, was roughly 3.5% or so across the — all of our sectors. Driving the top line was a price of about $9 million, volume and mix of roughly $9 million to $10 million, and exchange of $3 million to $3.5 million.
The pricing change was primarily in cartons. Roughly 75% of that pricing change was in cartons. Volume mix was primarily in our consumer products business domestically, and of course, strong growth in our European beverage carton business, as well.
Does that help, Bruce?
Bruce Klein: Yes. But do you know what — you guys I think mentioned beer was up. Was it 1.6%?
David Scheible: Beer was up — the market was up about 2%, as was — our soft drink — and the market was down about 1.6%. Our soft drink sales were flat quarter on quarter last year. That represents a little bit of a mix change, for the most part. So our overall beverage volume is actually — was up slightly quarter on quarter.
Bruce Klein: And the food and consumer volume?
David Scheible: The consumer volume was up around 6% quarter on quarter. As I said, it was driven primarily in the core sectors. Frozen pizza, cereal, new product sales for Z-Flute® were up again this quarter. So it was really at our top 20 customers or so. We continued to see pretty solid growth.
Bruce Klein: And lastly, just the contracts. I know you had some contract renewals that you’ve kind of been getting better terms and negotiating some of the pass throughs. Is that continuing? Is that getting better or worse? Or has there been some stuff that’s been inked in this quarter, and sort of anything major left in ‘07?
David Scheible: I think the — I think you’re referring primarily to the beverage, because that’s where those longer-term contracts were. We still have a — as I said earlier this year, we still have a single contract left in the beverage business that expires at the end of this year. And we’ll start — we have in fact started to engage on that contract.
But we haven’t really seen anything different. I think we mentioned that we expected to see better pricing as a result of the contract, in light of all the inflationary impacts and escalator clauses. And that’s exactly what we’ve seen. And you’re starting to see it in our results, just as we reflected it would.
I think for the remainder of the year, you’re going to continue — you’re going to continue to see some flow through. As you well know, a lot of these increases are timed differently, so throughout the year, certainly in the third quarter I think we’ll see additional pricing. Beyond, in the fourth, I really don’t have good enough visibility to really get a feel for how that will flow through. But I would think you would continue to see both carton and board pricing at least inch up as we go through the remainder of the year.

Bruce Klein: Thanks. And lastly, just the Altivity, do we know — is there anything you could tell us how they — I know you don’t own them yet, but anything you can tell us about how they might have fared in the quarter? Is there anything at all you can tell us?
David Scheible: No. We don’t really have visibility over their results. I think all Dan and I would say is that we’re comfortable with the numbers that we provided in July. Everything looks to be exactly what we thought it was at that point in time.
Bruce Klein: That’s fine. Okay. I appreciate it. Thanks, guys.
David Scheible: Sure.
Operator: Your next question will come from the line of (Bik Kumar) at (Southcoast Partners).
Bik Kumar: Hi, guys. I wanted to — good morning. I wanted to ask you guys, you managed to cut around $50 million in costs annually over the last few years through cost reductions and process improvements. Is that something you guys expect to be able to continue on the Graphic Packaging business after the merger? Or do you see that declining over time? What are your expectations there?
David Scheible: Well, I think we reported that this quarter, we had around $13 million worth. In the first quarter, I believe we were around $8 million, $8.5 million. So year-to-date, we’re tracking above $20 million, $21 million or so of cost reduction already this year. Our target, I believe we’ve set our targets at somewhere between $40 million to $50 million every year. And I think both Dan and I would be confident that we’re going to hit those targets within Graphic Packaging.
And certainly, post-merger, I see no reason why, with the larger palette to paint from, we couldn’t continue to drive those kinds of ongoing results. The example I gave in Richmond is one of multiple examples. Even though many of these facilities we’ve operated for a long period of time, as you start to apply the Lean Sigma processes, you find ways to reduce freight. Certainly, lots of opportunities to improve in our mill structure, as Dan said. We’ve finally got West Monroe under solid footing, and now there’s lots of cost opportunities in those mills.
As energy prices are higher than they have traditionally been, projects that we haven’t (looked) in the past that reduce utilization of fiber and energy provide us lots of opportunity to continue to drive cost reduction out of this business, on a standalone basis. So I see no reason why we wouldn’t continue to expect to see that kind of target for cost reduction in the standalone Graphic business.
Bik Kumar: Okay. That’s great. I was just wondering if there was a decreasing over time. Some minor cost reductions. But it sounds like you’re comfortable with past statements.
Just one more question. You guys had mentioned Altivity this year should have an EBITDA of around $200 million. And I was wondering, can you provide some guidance in terms of at that level of EBITDA, does — how much free cash flow does the Altivity business generate?
David Scheible: Yes. We don’t — I mean, I don’t think that we’ve got that level of detail to be able to help you out with the free cash flow in Altivity. Once close occurs, we’ll be able to give you a lot better indication. But at this point, I don’t think I can get — I would give you — we would give you — could give you good numbers.
Dan Blount: And just a clarification on that $200 million, that’s an adjusted EBITDA number. It’s adjusted for some of the one-time costs.

Bik Kumar: Right.
Dan Blount: Non-recurring costs for synergies and those types of things.
Bik Kumar: Sure. That was sort of the run rate adjustment. Yes.
Dan Blount: Yes.
Bik Kumar: Okay. I think those are my questions. Thank you.
Operator: Your next question will come from the line of Ali Motamed at Boston Partners.
Ali Motamed: Hi. I was wondering if you could address the dynamic with the price increases that you’re already getting, because I think someone asked if you have more price increases to get. And my understanding was that, for example, if you negotiated a new contract on January 1st, 2007, the way those contracts were structured, broadly speaking, was that for this individual contract, you would get some of the catch-up this year, then maybe some of it next year, and then maybe some of it the year after that.
So can you maybe talk about that a little, and help me understand the dynamic? And maybe for how many years we should see step-ups in contracts that were already negotiated?
David Scheible: Well, I guess we’ve said in the past, and I’ll continue — I’m not going to get into individual customer contracts.
Ali Motamed: No, no, no. I don’t want individual. But when you say — you come out and you say, there’s a couple of contracts (inaudible) you still have to negotiate, and that’s a little different in my understanding as to then saying, pricing is going to continue to roll through for stuff that you’ve negotiated, in excess of the new inflation adjusters that you’ve introduced.
David Scheible: Well, our business is made up of both carton and board roll-throughs, not every one of our businesses have contracts that expire January. These contracts expire throughout the year. Our consumer products businesses are much shorter contracts in nature. So at any given point in time, those contracts are rolling through.
The escalators that roll through those things across our top 20 customers vary markedly. Some have six month delays. Some are 30. Some are 90. So as those roll through and as the market prices and inflators roll through, we continue to see some pricing move through our P&L throughout 2007.
And as the other contracts that — as the subsequent years, in ‘08 and ‘09, there will be additional increases because there are escalator clauses driven by inflation, driven by board price movements, resin costs, that will continue to flow through the P&L for a while, on an ongoing basis.
Ali Motamed: Right. But there’s a difference between an inflation adjustor that’s dealing with inflation that’s yet to happen and an adjustment in price that you guys negotiated based on bringing yourself — I guess there was a big move in your costs, from let’s say 2005 to 2007.
So my understanding was, when you went back to these clients or customers, you basically said to them, “You know what? We need to capture this pricing. Instead of giving you a big hit this year, we’re going to take it over a couple of years. And then in addition to that, let’s renegotiate to where our pricing structure is more in line with our cost structure going forward.”

David Scheible: I guess what I would say is that I don’t think we’ve ever implied that we expected to carve back all the inflationary impact that we had in our business. These are really large customers with a tremendous amount of leverage. Pre-merger, post-merger, all these customers have a tremendous amount of leverage over pricing, and a tremendous amount of opportunity.
What we’ve said is we will — our continuous improvement and our pricing pass-throughs will get us to a place where we will improve our margins on an on-going basis. And I think this quarter was a good example. I think Dan said our margins were up 180 basis points year on year. And quarter on quarter, first quarter, second quarter, I think they’re up almost 300 basis points.
So that’s what you’re going to see on a movement on a go-forward basis, is ongoing improvement. But I don’t want to project or suggest that we’re going to carve back 100% of the inflationary impact we saw in 2004 and 2005. Some of that is going to be resident in our P&Ls on a go-forward basis. And over time, we’ll drive it out with cost reduction.
Ali Motamed: Thank you.
Operator: (OPERATOR INSTRUCTIONS) And your next question will come from the line of (Nick Marquito) at (inaudible) Advisors.
Nick Marquito: Good morning. My question’s been answered. Thank you.
David Scheible: Okay.
Operator: Thank you, sir. And we have no further questions at this time, gentlemen.
David Scheible: Okay.
Dan Blount: All right, Tina. Thank you, everybody, for joining. We’ll talk to you next quarter. Thanks.
David Scheible: Thanks, everybody.
Operator: Ladies and gentlemen, this does conclude today’s teleconference.
END

Additional Information and Where to Find It
In connection with the proposed combination of Graphic Packaging and Altivity Packaging, Graphic Packaging Corporation expects that a newly-formed holding company will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Graphic Packaging Corporation that also constitutes a prospectus of the newly-formed holding company. Graphic Packaging Corporation will mail the final proxy statement/prospectus to its stockholders.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Graphic Packaging Corporation and the newly formed holding company with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Graphic Packaging Corporation’s web site at http://www.graphicpkg.com.
Participants in the Solicitation
Graphic Packaging Corporation, its directors and executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Graphic Packaging Corporation stockholders in respect of the proposed transaction. You can find information about Graphic Packaging Corporation’s executive officers and directors in Graphic Packaging Corporation’s Annual Report on Form 10-K filed with the SEC on March 2, 2007 and definitive Proxy Statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents and of the proxy statement/prospectus (if and when it becomes available) from Graphic Packaging Corporation by contacting its investor relations department. You may also obtain free copies of these documents by accessing Graphic Packaging Corporation’s web site or the SEC’s web site at the addresses previously mentioned.
Additional information regarding the interests of such potential participants in the solicitation will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.